Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we presented a video presentation to our employees regarding the Transaction. A transcript of the video presentation follows.

Airborne Express

Chairman’s Message

Darby Langdon:

Hello. I’m Darby Langdon, Senior Vice President of Planning with Airborne Express. Today Airborne announced that it is merging with DHL to discuss this very exciting transaction with us, we have Carl Donaway, Chairman and CEO of Airborne Express. Carl, can you tell us a little bit about this deal?

Carl Donaway:

Well, we are combining the two companies for a variety of reasons. First and foremost, it’s great for the shareholders, and keep in mind the shareholders own the company and I work for the shareholders. We all work for the shareholders. It’s going to be very good for the shareholders.

Second, it’s going to be wonderful for the employees. It’s going to enable us to grow the business like we have never done it before. We are going to be able to attack market segments we’ve never been in before, the broader base of marketing approaches and messages. It’s going to be very, very exciting there.

From a consumer standpoint, the American consumer is just going to love it. Right now 79% of the express market is controlled by FedEx and UPS. That is a very, very big concentration of power. When we combine our two companies, DHL and Airborne, and we go into the segments that they compete in, we are going to bring new levels of competition that the consumer has never seen before. So, the consumer will love it.

If you back up one stage beyond that, you say strategically why are we doing this? I think if you look right now around the world a global capability is essential. We’ve got a very strong franchise and brand in the United States.

We have done a tremendous job of developing the Fortune 500 and the Fortune 1000. We’ve got a very good international operation, but I think we can take everything one step further. We can really kick it up a notch and say we want to be a global brand. We want to be out there competing toe to toe worldwide, on parody with the biggest transportation companies in the world.

I think that the combination of the DHL global brand, which is a fantastic brand, I mean it’s known all over the world, and you look at that global network that they’ve got, and you look at the strength of our domestic network coupled with the business that they’ve got here in the United States, you say this is a winner. Hands down this makes tremendous strategic sense. I think if you look at it from a strategic standpoint, it’s a winner. If you look at it from our shareholder’s standpoint it’s definitely a winner. If you look at it from our employee’s standpoint I know it’s going to be a winner. It’s going to be a great opportunity for us to push forward and create opportunity. If you look at it from the American consumer standpoint it will be a solid gold winner.

Darby Langdon:	Carl, why would we do this deal? Why wouldn’t we just stay an independent company?

Carl Donaway:

Things have changed over the last several years in the competitive environment. If you look at Federal and UPS, they are both global providers, global carriers. In the United States we’ve got a very strong presence. We clearly have been very competitive positioning and value proposition. We do have a very good international operation. But I think taking it to the next step and combining with DHL with their global brand, it’s a fantastic brand worldwide, with their global network which covers hundreds of countries very effectively, you leverage the strengths of the DHL brand and the network and you tie it together with our strength in the United States and it makes tremendous strategic sense for both parties.

Right now DHL has a relatively small operation in the United States. We have a very solid operation here, particularly with the Fortune 500 and the Fortune 1000. As you know, about 60% of the Fortune 500 uses Airborne. So the combination of the two companies in the United States, backed up by this global network and brand is going to be fantastic.

Darby Langdon:	Obviously this is a very excitement announcement. But is it really good for Airborne employees?

Carl Donaway:

Absolutely. If you look at the last couple of years, they have been tough for us. With the terrorist attack and the recession that we have been in and seem to still be in, all of these factors have forced us to have to reduce our staffing levels over the last couple of years. That has been very painful for everybody. No one wants to see people lose their jobs. What we want to do now is re-focus what it’s going to take to grow the business and create opportunities for the employees and to go out there and compete more effectively than we ever have before. That is why it’s going to be so exciting for the employees. You are going to be a part of something that’s very big, very competitive, very aggressive, and, again, very exciting.

Darby Langdon:	Will you be integrating the operations of Airborne and DHL? And won’t that mean job overlap and perhaps some job reduction?

Carl Donaway:

For the next four to six months until we close the transaction we will operate the companies in parallel. Nothing will change. After we go through the closing, when we actually sell the shares in the company and we do the split of the airline company, at that point it is my intention to undertake a strategic review. We are going to bring in the people from DHL and Airborne working collaboratively. We are going to look at the market segments that we want to go into. Keep in mind that we have been very focused in the national account arena for a very long time. We have mined that segment extremely well. We want to get into the small and medium sized customer segments out there. To service those segments requires a lot more people, a lot more equipment and a much broader marketing message. It’s just not going face to face anymore. You’ve got to have a very broad based marketing approach. Part of that study is we are going to be looking at that market segment and we are going to be assessing the synergisms and the strengths that we have and how we can direct those to attack that segment. Again, it’s going to be grow the business, grow opportunities for our people and I think it’s going to be very exciting for everybody.

Darby Langdon:	Carl, who will be heading up the new company?

Carl Donaway:

I will be the Chief Executive Officer of the combined company. I’m very proud to have been selected to head the combined organization. But make no mistake, it’s going to be a combination of the talents of the DHL people, which I have the utmost respect for, and the Airborne team which I’ve worked with for 25 years. But the combination of the strengths of both organizations coming together is going to be absolutely phenomenal and it’s going to put us in the position where we can go out and compete toe to toe with Federal Express in a way that we’ve never done before. It’s going to be really a great opportunity for both companies.

Darby Langdon:	How long will this transaction take to complete? I know we have some regulatory hurdles ahead of us.

Carl Donaway:

Right now we are targeting a July closing. I think that’s very reasonable. We will have to go through some regulatory reviews with the Justice Department and the Transportation Department. I have no reason to believe that those will be difficult to complete. Right now we are targeting in July. Again, between now and July or the closing, whenever it should occur, we will continue to operate exactly as we have. It’s really important for everybody to keep in mind we want to manage the business the same way we did a month ago, a year ago, focus on outstanding service to the customers, cost control, quality of operations, all the things that we have stressed and done so well in the past, we want to keep doing those until we reach this closing point. And beyond.

Darby Langdon:	Carl, what can our employees expect to see over the next four months?

Carl Donaway:

Business as usual. We are going to continue do, as I just said, all the things that we’ve been doing all along. Nothing will change until the point that we close. And then after closing I will be leading a team of people to look at both companies and decide how we can leverage these strengths to create the growth and the opportunities we have been talking about and to attack the competition and really be a global player.

Darby Langdon:	Thank you, Carl, for this very exciting information.

Carl Donaway:

It’s really been a pleasure explaining this transaction because I’m really excited about it. I think the employees are. Employees are really going to love it when they understand the opportunities that this is going to provide for all of us. As we go forward it’s going to be important for us to continue to communicate with all of our people so you are going to be getting updates as we go along because I’m sure you are going to have questions. And we are going to try to provide as much information as we can to answer those questions. But, again, I’m really excited. I think this is going to be a tremendous opportunity for all of us. So hang in there, it’s going to be a good deal. We’re going to enjoy it.

Forward-Looking Statements:

Except for historical information, the matters discussed in this video contain forward-looking statements that the Company intends to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Company’s actual results of performance to differ materially from the results discussed in the forward-looking statements.

Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Company files with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc’s shares.

Additional Information and Where to Find it:

Information contained in this video is not a substitute for the proxy statement/prospectus that Airborne intends to file with the Securities and Exchange Commission in connection with the proposed transaction.

SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT THE PROPOSED TRANSACTION.

The proxy statement/prospectus and other documents which will be filed by Airborne with the Securities and Exchange Commission will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to:

Airborne Express

P.O. Box 662

Seattle, WA 98111

Attn: Chief Financial Officer

Or by telephone at (800) 426-2323

Or email at investor_relations@airborne.com.

Airborne, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airbornes’ 2002 annual meeting of shareholders.

Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus when it becomes available.